EXHIBIT 6
CONSENT OF APPOINTED ACTUARY
I consent to the use and incorporation by reference of the following report in this Annual Form 40-F of Sun Life Financial Inc.:
My report dated February 13, 2008 on the valuation of the policy liabilities of Sun Life Financial Inc. and its consolidated subsidiaries for its consolidated balance sheet at December 31, 2007 and 2006 and their change in the consolidated statements of operations for the years then ended.
Dated February 13, 2008

/S/ “Robert Wilson”

Robert W. Wilson
Senior Vice-President and Appointed Actuary Fellow, Canadian Institute of Actuaries Toronto, Canada